SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                   JALATE LTD.
                                (Name of issuer)



                                  COMMON STOCK
                         (Title of class of securities)


                                   470145103
                                 (CUSIP number)



                       JOHN DRURY, 1001 FANNIN, SUITE 4000
                       HOUSTON, TEXAS 77002 (713) 512-6371
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                NOVEMBER 12, 1997
            (Date of event which requires filing of this st atement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                         (Continued on following pages)

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                                  SCHEDULE 13D


CUSIP NO.       470145103
        ------------------

1     NAME OF REPORTING PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF ABOVE PERSON

         JOHN DRURY
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                   7         SOLE VOTING POWER
NUMBER OF
SHARES                       202,500
BENEFICIALLY       8         SHARED VOTING POWER
OWNED BY
EACH
REPORTING          9         SOLE DISPOSITIVE POWER
PERSON WITH                  202,500

                  10         SHARED DISPOSITIVE POWER
                             3,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      205,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0388

14    TYPE OF REPORTING PERSON*
      IN

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ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Jalate LTD., whose principal executive office is located at 1675 South Alameda Street, Los Angeles, CA 90021

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of John Drury, a U.S.
Citizen ("Drury" or "Reporting Person"), whose business address is 1001 Fannin, Suite 4000, Houston, Texas 77002. Drury currently serves as the Chairman of the Board and Chief Executive Officer of USA Waste Services Inc.

                  Drury has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Drury, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The funds used or to be used in making purchases of the Issuer's Common Stock are personal funds of Drury.

ITEM 4.   PURPOSE OF TRANSACTION.

          The securities of the Issuer were acquired by Drury and his Spouse ("Spouse") in open market transactions and privately negotiated transactions and privately negotiated transactions for the purposes of investment. Drury currently intends to review continuously his equity interest in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending upon his evaluation of the Issuer's business and prospects and upon future developments, Drury, or other entities that may be deemed to be affiliates of Drury, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

           Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount

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of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

On November 12, 1997, Drury purchased 100,000 shares of the Issuer's Common Stock in a privately negotiated transaction resulting in Drury owning an aggregate of 202,500 shares of the Issuer's Common Stock. Drury's spouse also owns 3,000 shares of the Issuer's Common Stock. As of November 12, 1997, the number of shares of the Issuer's Common Stock owned beneficially by Drury and his spouse is 6.0388% of the Issuer's Common Stock outstanding. Drury has the direct power both to vote and to direct the disposition of the shares held by him while his spouse has the direct power both to vote and to direct the disposition of the shares held by her.

           A description of the transactions in the Issuer's Common Stock that were effected during the past 60 days by Drury is an follows (there are no transactions by his spouse during the past 60 days):


Date               Number of Shares          Price per Share

11/12/97               100,000                    1.5000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated December 31, 1997

                                 /s/ John Drury
                                ----------------------------
                                 John Drury